CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES, AND RIGHTS
OF THE SERIES A PREFERRED STOCK OF
LIFE ON EARTH, INC.

Adopted in accordance with the provisions of Section 242
of the General Corporation Law of the State of Delaware

The undersigned, being a duly authorized officer of Life On Earth, Inc. (the "Corporation"), a corporation duly formed and currently existing under the laws of the State of Delaware, does hereby certify as follows:

FIRST: That the Corporation's Certificate of Designations, Powers, Preferences, and Rights of the Series A Preferred Stock (the "Certificate of Designation") was filed with the Secretary of State of the State of Delaware on July 31, 2013.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Section 141 of the Delaware General Corporation Law, adopted resolutions to amend the Certificate of Designation to increase the number of designated shares of Series A Preferred Stock, as set forth in Section 1 of the Certificate of Designation, to a total of 5,200,000 shares of designated Series A Preferred Stock.

THIRD: The terms of this Certificate of Amendment to the Certificate of Designation of Series A Preferred Stock was submitted to the Series A Preferred stockholders of the Corporation and was duly approved by the required vote of the Series A Preferred stockholders of the Corporation in accordance with the applicable terms of the Certificate of Designation and Sections 228 and 242 of the Delaware General Corporation Law.

Life On Earth, Inc.

By: _____
Mahmood Khan
Chief Executive Officer